EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-275167, 333-251379 and 333-229352) of Canopy Growth Corporation (the “Company”), of our report dated May 30, 2024, on the consolidated financial statements of the Company, which comprise the consolidated balance sheet as of March 31, 2024, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended March 31, 2024, and the related notes, and our report dated May 30, 2024 on the effectiveness of internal control over financial reporting as of March 31, 2024, included herein.

/s/ PKF O’Connor Davies, LLP

New York, New York

May 30, 2024

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